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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                        CB Richard Ellis Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12489L108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                        Los Angeles, California  90025
                          Telephone:  (310) 444-1822
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 29, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 2 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners III, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 3 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Capital Partners L.P., a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 4 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Holdings, Inc., a California corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 5 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners International, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 6 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS & Co. International, L.P., a Cayman Islands exempted limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 7 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS International Holdings Limited, a Cayman Islands exempted company limited by shares
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 8 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Bradford M. Freeman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 9 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Ronald P. Spogli
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                               Page 10 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      William M. Wardlaw
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                                Page 11 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      J. Frederick Simmons
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                               Page 12 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John M. Roth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 12489L108                                               Page 13 of 15
         -----------------
===============================================================================
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Charles P. Rullman, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

      This Amendment No. 7 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on September 5, 1997, Amendment No. 1 as filed with the Commission on November 13, 2000, Amendment No. 2 as filed with the Commission on December 5, 2000, Amendment No. 3 as filed with the Commission on February 27, 2001, Amendment No. 4 as filed with the Commission on April 30, 2001, Amendment No. 5 as filed with the Commission on May 25, 2001 and Amendment No. 6 as filed with the Commission on June 7, 2001 (as amended, the "Schedule 13D").

      Items 3, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.  Source of Funds and Other Consideration.

      Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

      In connection with the Purchase Agreement related to the Senior Subordinated Notes, on May 31, 2001, Newco entered into a Registration Rights Agreement with Holding and CSFB (the "Senior Subordinated Notes Rights Agreement" which is attached hereto as Exhibit 17), which sets forth the registration rights of the initial purchasers of the Senior Subordinated Notes. Newco has also entered into an Indenture, dated as of June 7, 2001, with Holding and State Street Bank and Trust Company of California (the "Senior Subordinated Notes Indenture" which is attached hereto as Exhibit 18), which sets forth the terms of the Senior Subordinated Notes. By letter dated as of June 29, 2001, by Holding and DLJ (attached hereto as Exhibit 15), the DLJ Commitment Letter was amended a second time.

      In addition to the financing discussed above, Holding entered into a purchase agreement, dated as of June 29, 2001 (the "Senior Notes Purchase Agreement") (attached hereto as Exhibit 16), with CSFB, pursuant to which Holding has agreed to issue and sell, and CSFB has agreed to purchase, upon the terms and subject to the conditions set forth therein, $65,000,000 aggregate principal amount of Holding's 16% senior notes due 2011 (the "Senior Notes") and 339,820 shares of Holding's Class A common stock, par value $0.01 per share (the "Equity Issuance"), on a joint and combined basis such that the Senior Notes and the Equity Issuance together represent 65,000 units (the "Units"), with each Unit consisting of one Senior Note in the principal amount of $1,000 and 5.228 shares of the Equity Issuance. The Senior Notes and the Equity Issuance will be immediately separable and will separate immediately upon issuance thereof. The completion of the issuance and sale of the Units is scheduled to occur on July 20, 2001 and is subject to certain customary conditions contained in the Senior Notes Purchase Agreement.

      Interest on the Senior Notes will be payable quarterly on January 20, April 20, July 20 and October 20 of each year, beginning on October 20, 2001. Until July 20, 2006, Holding may, at its option, pay any interest in excess of 12% per year in the form of additional notes in lieu of cash payments. The Senior Notes will constitute Holding's unsecured senior obligations and will rank equally in right of payment with any of its existing and future senior unsecured indebtedness and senior to any of its existing and future subordinated indebtedness.

      Holding will use the net proceeds from the offering of the Units, together with the proceeds from Newco's issuance of its Senior Subordinated Notes, the proceeds from Holding's issuance of its Class B common stock, par value 0.01 per share, to the Buying Group and the proceeds from the Issuer's borrowings under its new credit facilities, to pay the Issuer's stockholders (other than members of the Buying Group) $16.00 per share in the Merger, to repay substantially all of the Issuer's existing indebtedness and to pay fees and expenses associated with the Merger and transactions related thereto. Holding intends to use any remaining proceeds for working capital and general corporate purposes.

      This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. As of the date hereof, the Units have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

      The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Purchase Agreement (attached hereto as Exhibit 12), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 13), the Amendment to the DLJ Commitment Letter dated May 31, 2001 (attached hereto as Exhibit 14), the Amendment to the DLJ Commitment Letter dated June 29, 2001 (attached hereto as
Exhibit 15), the Senior Notes Purchase Agreement (attached hereto as Exhibit
16), the Senior Subordinated Notes Rights Agreement (attached hereto as Exhibit
17) and the Senior Subordinated Notes Indenture (attached hereto as Exhibit 18) each of which is expressly incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

     As described in Item 3 hereof, Newco entered into a Senior Notes Purchase Agreement with CSFB (attached hereto as Exhibit 16) with respect to the Financings. Also, as described in Item 3 hereof, Newco entered into a Senior Subordinated Notes Rights Agreement (attached hereto as Exhibit 17) and a Senior Subordinated Notes Indenture (attached hereto as Exhibit 18) which govern the Senior Subordinated Notes. As described in Items 3 and 4 hereof, CSFB and DLJ have provided Newco and Holding, respectively, with the Commitment Letters (together with their respective amendments, attached hereto as Exhibits 5, 6, 13, 14 and 15) with respect to the Financings. The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

     The information set forth in this Item 6 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the Securityholders' Agreement (attached hereto as Exhibit 3), the Warrant Agreement (attached hereto as
Exhibit 4), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Confidentiality Agreement (attached hereto as Exhibit 7), the BLUM Agreement (attached hereto as Exhibit
8), the FSEP Agreement (attached hereto as Exhibit 9), the Purchase Agreement (attached hereto as Exhibit12), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 13) the Amendment to the DLJ Commitment Letter (attached hereto as Exhibit 14), the Amendment to the DLJ Commitment Letter dated June 29, 2001(attached hereto as Exhibit 15), the Senior Notes Purchase Agreement(attached hereto as Exhibit 16), the Senior Subordinated Notes Rights Agreement (attached hereto as Exhibit 17) and the Senior Subordinated Notes Indenture (attached hereto as Exhibit 18) each of which is expressly incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by replacing it with the following:

     1. Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001 by and among CBRE Holding, Inc., BLUM CB Corp., and CB Richard Ellis Services, Inc. (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

     2. Amended and Restated Contribution Agreement, dated as of May 31, 2001 by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other parties thereto (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

     3. Form of Securityholders' Agreement (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

     4. Form of Warrant Agreement (filed with Amendment No. 3 to the
        Schedule 13D on February 27, 2001).

     5. CSFB Commitment Letter, dated as of February 23, 2001 by and between Credit Suisse First Boston and BLUM CB Corp. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

     6. DLJ Commitment Letter, dated as of February 23, 2001 by and between DLJ Investment Funding, Inc. and BLUM CB Holding Corp. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

     7. Confidentiality Agreement dated December 15, 2001 and the Amendment to the Confidentiality Agreement dated February 23, 2001 by and among CB Richard Ellis Services, Inc., BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Frederic V. Malek and The Koll Holding Company (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

     8. BLUM Agreement dated February 23, 2001 by and between RCBA Strategic Partners, L.P., and CB Richard Ellis Services, Inc. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

     9. FSEP Agreement dated February 23, 2001 by and among FS Equity
        Partners III, L.P., FS Equity Partners International, L.P. and RCBA Strategic Partners, L.P. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

    10. Joint Filing Agreement, dated as of August 28, 1997 (filed with the Initial Filing of the Schedule 13D on September 5, 1997).

    11. Power of Attorney dated December 4, 2000 (filed with Amendment No. 2 to the Schedule 13D on December 5, 2000).

    12. Purchase Agreement dated as of May 31, 2001, by and among BLUM CB Corp, Credit Suisse First Boston and the other parties thereto (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

    13. Amendment to the CSFB Commitment Letter dated as of May 31, 2001 by and between Credit Suisse First Boston and BLUM CB Corp. (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

    14. Amendment to the DLJ Commitment Letter dated as of May 31, 2001 by and between DLJ Investment Funding, Inc. and CBRE Holding, Inc. (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

    15. Amendment to the DLJ Commitment Letter dated as of June 29, 2001 by and between DLJ Investment Funding, Inc. and CBRE Holding, Inc. (filed herewith).

    16. Purchase Agreement dated as of June 29 between CSFB and CBRE Holding, Inc. (filed herewith).

    17. Registration Rights Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp and Credit Suisse First Boston Corporation (filed herewith).

    18. Indenture dated as of June 7, 2001, among CBRE Holding, Inc., BLUM CB Corp. and State Street Bank and Trust Company of California, N.A., as Trustee, for 11 1/4% Senior Subordinated Notes due 2011 (filed herewith).

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2001

                              FS EQUITY PARTNERS III, L.P.,
                              a Delaware limited partnership

                              By:  FS Capital Partners, L.P.
                                   Its:  General Partner

                                   By:   FS Holdings, Inc.
                                         Its: General Partner

                                         By:   /s/ J. Frederick Simmons
                                              -------------------------
                                              J. Frederick Simmons
                                              Title:  Vice President

                              FS CAPITAL PARTNERS, L.P.,
                              a California limited partnership

                              By:  FS Holdings, Inc.
                                   Its:  General Partner

                                   By:   /s/ J. Frederick Simmons
                                         -------------------------
                                         J. Frederick Simmons
                                         Title:  Vice President

                              FS HOLDINGS, INC.,
                              a California corporation

                              By:   /s/ J. Frederick Simmons
                                   -------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President

                              FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                              a Delaware limited partnership

                              By:  FS&Co. International, L.P.,
                                   Its:   General Partner

                                   By:    FS International Holdings Limited
                                          Its:  General Partner

                                          By:   /s/ J. Frederick Simmons
                                               -------------------------
                                               J. Frederick Simmons
                                               Title:  Vice President

                              FS&CO. INTERNATIONAL, L.P.,
                              a Cayman Islands exempted limited partnership

                              By:  FS International Holdings Limited
                                   Its:  General Partner

                                   By:    /s/ J. Frederick Simmons
                                         -------------------------
                                         J. Frederick Simmons
                                         Title:  Vice President

                              FS INTERNATIONAL HOLDINGS LIMITED,
                              a Cayman Islands exempted company limited by shares

                              By:   /s/ J. Frederick Simmons
                                   -------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President


                              *
                              ---------------------------------------------
                              Bradford M. Freeman


                              *
                              ----------------------------------------------
                              Ronald P. Spogli


                              *
                              ---------------------------------------------
                              William M. Wardlaw


                              /s/ J. Frederick Simmons
                              --------------------------------------------
                              J. Frederick Simmons


                              *
                              ---------------------------------------------
                              John M. Roth


                              *
                              ---------------------------------------------
                              Charles P. Rullman, Jr.


                              *   By:   /s/ J. Frederick Simmons
                                       -------------------------
                                       J. Frederick Simmons, attorney-in-fact